FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes__	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes__	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 .

Yes__	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82–     N/A

TELECOMMUNICATIONS COMPANY OF CHILE

TABLE OF CONTENTS

Item

1.	Investment and Financing Strategy of Compañia Telecomunicaciones de Chile S.A. and Subsidiaries for Fiscal Year 2003

2.	Dividend Policy – Compañia Telecomunicaciones de Chile S.A.

3.	Notice of Meeting – Annual Shareholders’ Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMMUNICATIONS COMPANY OF CHILE
Date: March 12, 2003	By: /s/ Julio Covarrubias F. Name: Julio Covarrubias F. Title: Chief Financial Officer

Item 1

INVESTMENT AND FINANCING STRATEGY OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE
S.A. AND SUBSIDIARIES FOR FISCAL YEAR 2003

GENERAL POLICY

Compañía de Telecomunicaciones de Chile S.A., “Telefónica CTC Chile” or “the Company”, will concentrate investment resources in the year 2003 in all areas of business defined in its By-laws, with particular emphasis on the following:

  Meeting the communication needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services along the range of available technology, provided that the conditions established by the regulatory framework allow for an adequate return for shareholders.
  Expanding the activity of the Company domestically and internationally through the search for new business opportunities in markets where it can compete profitably because of its experience and skills in telecommunications.
  Introducing a modern management strategy oriented towards maximizing the value of the Company through the innovation and efficient organization of employees and resources involved in the operation and development of telecommunications businesses.
  Ensuring the appropriate allocation of investment funds and compliance with the solvency indicators consistent with the domestic economic situation and the international scenario.

The above framework has been implemented through the creation of the Telefónica CTC Chile Group and its Subsidiaries where each is autonomous in the management and optimization of their business, within the framework of the general policies and financial controls of the group, and subject to the decisions of their own Boards of Directors.

I. INVESTMENT POLICY

As announced in the General Policy, Telefónica CTC Chile will make the investments necessary to comply with its social mission as established in the By-laws and the above objectives. For these purposes, the Company’s Management will have sufficient authority to invest in the telecommunications business based on the current regulatory framework, which implies the provision of services in accordance with the existing installed capacity and expansion plans for new services that allow for adequate levels of profitability according to technical-economic criteria.

Telefónica CTC Chile will invest in telecommunications-related businesses by undertaking projects directly through the Parent Company and Subsidiaries and, as the case may be, be creating and/or participating in professional partnerships or corporations.

Below is a description of the principal investment projects being considered by the Telefónica CTC Chile Group for the year 2003.

1. AREAS OF INVESTMENT

a) NETWORK INFRASTRUCTURE

The Network Infrastructure of Telefónica CTC Chile is comprised of Fixed Telephony, Mobile Telephony, Data, Long Distance and IP Network Platforms. These networks include the telecommunications systems and equipment and associated intangible assets, and provide integrated physical, technological and operational support for the services offered by the Corporation to its customers. The investments in networks are described below:

Line Expansion Plan

Telefónica CTC Chile will continue using the available capacity of lines installed to expand service in the year 2003, in accordance with the tariff and regulatory environment. Associated investments involve minor network infrastructure works for the efficient use of the vacancy and investment in equipment when demand so requires and the return of such investments warrants it.

Quality of Service

This project includes various tasks to be developed in order to replace equipment, support networks, perform preventive maintenance, corrective maintenance for damages and impacts from third parties, and provide and replace tools to better manage the use of network capacity thereby ensuring their reliability according to international standards.

Long Distance Voice and Data Network

This area contemplates investments in order to continue developing a domestic and international fiber-optic network to increase the capacity and quality of long distance communications. It also includes the roll-out of a Multiservice Network, in order to provide the necessary infrastructure to sustain the current and future bandwidth requirements and maintain the current levels of quality of service.

Corporate Communications

Data Network projects and implementation of Private Networks will continue to be developed according to the requirements and demand of corporate customers and corporations. The Company will also provide integrated solutions through dedicated and switched communications services and products. The development of the IP Network will also be continued, allowing the Company to offer differentiated services.

Mobile Communications

During the year 2003 investments will continue to allow the launch of the PCS-1900 Network with GSM technology, a license obtained during the year 2002. Additionally, the necessary investments in order to satisfy standards of quality of service requirements will be maintained. Likewise, developments will continue in order to strengthen the provision of Value-Added Services, Data Services and Internet Services.

b) SALE OF LINES

Corresponds to investments associated to line connections to customers’ homes, transfer of lines, and line extensions, among others.

c) PUBLIC TELEPHONY AND TERMINAL EQUIPMENT

This corresponds to the investment required to maintain the number of existing pay phones and to acquire basic Terminal Equipment for the sale of lines, as well as advanced equipment with new functions in order to offer new services.

d) INTERCONNECTIONS

These are investments in interconnection links with long distance carriers, fixed telephony companies, mobile telephony companies and Internet service providers (ISPs). This also includes investments in the various services related to the Unbundling of the Network.

e) e-BUSINESS

This includes the investment needed to provide Telefónica CTC Chile with an Internet infrastructure to automate its business processes and better serve its customers in line with the most efficient global practices.

f) BROADBAND AND INTERNET EXPANSION

Telefónica CTC Chile will continue with the implementation of broadband technologies through the integration of DSL platforms and technologies, incorporation of new services for broadband clients, tele-surveillance and security services, among others. Additionally, investments in Community Internet Centers are considered, which will place Internet technology and its applications within reach of the community, with the development of community-specific content.

g) OTHER INVESTMENTS

This includes investments in information systems equipment and furnishings for administrative areas, and the improvement of administrative and customer service areas, together with the investments for home security services and other minor areas.

2. INVESTMENT FORECAST

The maximum investment limit of the group of companies will be based on the cost of implementing the projects previously defined, within the regulatory framework, and which will satisfy the demand of new clients using existing capacity and ensuring an adequate return for the Company. It will also consider the provision of new services in accordance with the demand of corporate customers, maintenance of the levels of quality of service, and support operational and administrative management efforts required by the subscriber growth of the Company.

The maximum investment to create and/or hold an interest in professional partnerships or corporations, both domestically as well as internationally, is set at 25% of the shareholders’ equity in the most recent quarterly consolidated balance sheet presented to the Chilean Securities and Exchange Commission.

3. INVESTMENT IN FINANCIAL INSTRUMENTS

In addition, the Company will invest in financial assets so as to maximize the yield of cash surpluses and adequately hedge foreign exchange and interest rate risk associated with the Company’s liabilities. The investment portfolio will be diversified according to parameters for liquidity, return and risk of the issuer as determined by the Company Management, also taking into account the hedging of liabilities.

4. ROLE IN CONTROLLING AREAS OF INVESTMENT

Since the investment projects of the Telefónica CTC Chile Group are predominantly related to its line of business, it has control over the different stages of development of those investments.

Should the participation of third parties be required in new business ventures, the Company will in due course enter into agreements governing its relationship with such third parties.

II. FINANCING POLICY

During 2003, emphasis will be placed on the search of alternatives that allow for the improvement of the financial structure of the Company, through new financing and renegotiations of current debt conditions.

The sources of financing of the investments for the year 2003 will be managed according to the long-term Financial Plan of the Company. The financial resources required in the year 2003 will be obtained internally, from traditional borrowing, from the sale and leasing of real estate with or without a purchase option, from public or private debt instruments with or without the option to convert into capital in Chile or abroad, from bank loans, supplier credit, the securitization of assets and capital contributions, if strategic considerations make it advisable. Additionally, other financing alternatives available on the local and international financial markets could be considered, if they allow for an appropriate debt structure and minimize costs.

The internal resources may consist of accounting depreciation, other amortizations and net profits for the period. Profits in the period constitute a net source of financing in the proportion approved for retention by the General Shareholders Meeting.

The maximum consolidated leverage ratio of the Group may not exceed 1.6 times. Leverage will be determined as the ratio between debt and equity. “Debt” will be considered consolidated total liabilities and “Equity” will be the difference between total consolidated assets and total consolidated liabilities. This ratio will be calculated as of one same date and in currency of the same purchasing power.

The parent Company will obtain external financing from financial institutions and from the public market and will finance the subsidiaries funding requirements.

III. MANAGEMENT’S AUTHORITY TO ENTER INTO AGREEMENTS WITH CREDITORS PROVIDING FOR GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS

Notwithstanding applicable restrictions established by law or by the Bylaws, the Company’s Management may not agree to furnish collateral or security interests to secure the obligations of the Company or third parties, other than subsidiaries, except following approval at an Extraordinary Shareholders’ Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase price of chattels or real estate if secured by means of the asset being purchased.

The Company may agree to restrictions on the distribution of dividends with lenders only after approval by a General or Extraordinary Shareholders Meeting.

IV. ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. are all networks and switching centres, principal works and equipment in service, including land and easements required for the operation of these facilities, protected by the respective concession decrees. Notwithstanding the foregoing, those assets may be modified or replaced given their technical or economic obsolescence.

In addition, Compañía de Telecomunicaciones de Chile S.A. declares as its Essential Assets 51% of the shares in Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. and Telefónica Empresas CTC Chile S.A. including the assets required to operate these companies, either owned by them or having been leased thereto by Compañía de Telecomunicaciones de Chile S.A., protected by the respective concession decrees, as well as the assets that modify or replace them because of technical or economic obsolescence.

Moreover, should any of the subsidiaries Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. or Telefónica Empresas CTC Chile S.A. convene an Extraordinary Shareholders Meeting to transfer part or all of their assets mentioned in the previous paragraph, Compañía de Telecomunicaciones de Chile S.A. must convene an Extraordinary Shareholders Meeting of its own to decide on the terms under which its representatives will vote at the subsidiary’s Extraordinary Shareholders Meeting.

V. MANAGEMENT’S AUTHORITY TO EXECUTE, AMEND, OR TERMINATE A PURCHASE, SALEOR LEASE AGREEMENT FOR GOODS AND SERVICES REQUIRED FOR THE NORMAL OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Apart from its inherent powers, the Company’s Management shall, pursuant to the By-laws, have sufficient power as necessary to subscribe, amend or terminate purchase, sale or leasing agreements of goods and services for regular operation of the Company, within the applicable legal framework and while observing the conditions reigning on the markets for goods or services of the same type, quality, characteristics and conditions.

However, Management may not dispose of any goods or property rights declared essential to the Company without a favorable previous agreement of the Extraordinary Shareholders Meeting.

Item 2

DIVIDEND POLICY

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

1.	Regarding fiscal year 2003, it is the intention of the Company’s Board of Directors to distribute at least 30% of the Company’s net income of that year, which is the minimum required by Chilean law. This will be done, through the payment of a final dividend in May 2004, to be proposed at the corresponding Annual General Shareholders’ Meeting.

2.	The dividend policy for 2003 and subsequent years will be defined in line with the objectives set forth in the Company’s Financial Plan, which is mainly focused on the reduction of debt, so as to adjust the financial structure of the Company.

3.	This policy represents the intention of the Board of Directors, and its implementation will depend on the net income actually obtained, as well as on projections that may be periodically made by the Company or on the occurrence of certain events.

4.	The procedure for payment of dividends is as follows:

For the collection of dividends, shareholders may choose one of the following alternatives:

	a)	Deposit in the shareholder’s checking account.
	b)	Deposit in the shareholder’s savings account.
	c)	Payment by check or cashier’s check sent by registered mail to the shareholder’s residence, as registered with the Company.
	d)	Check or cashier’s check in the shareholder’s name, to be withdrawn at the offices of DCV Registro S.A., company which will manage the shareholder’s register for Compañía de Telecomunicaciones de Chile S.A., or at a bank determined by DCV Registro S.A. This method of payment will be available for the duration of the agreement with DCV Registro S.A.

For these effects, the checking or saving accounts may be from any bank registered in Chile.

The method of payment chosen by each shareholder will be used for all the dividend payments, unless the shareholder requests otherwise in writing.

Shareholders who did not request a payment method will be paid by check or cashier’s check, according to payment method d) above.

In the case of bank account deposits, for security reasons, the payment may require the verification of the account by the corresponding bank. If the account indicated by the shareholder is objected, in a previous verification or for any other reason, the dividend will be paid according to payment method d) above.

For ADR holders, payment will be made through the Depositary Bank, as established in Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales (Compendium of International Exchange Regulations) of the Central Bank of Chile and in the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

Item 3

NOTICE OF MEETING

Annual General Shareholders’ Meeting

Compañía de Telecomunicaciones de Chile S.A. announces its Annual General Shareholders’ Meeting, to be held on April 4, 2003 at 12:00 p.m. in the Auditorium of Telefónica CTC Chile’s Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the following:

1.	Approval of the Annual Report, Balance Sheet, Income Statement and Reports of Account Inspectors and Independent Auditors for the fiscal year between January 1 and December 31, 2002;

2.	Approval of distribution of Net Income for fiscal year ended December 31, 2002;

3.	Approval to appoint two account inspectors and two alternate account inspectors for fiscal year 2003, and determine their compensation;

4.	Approval to appoint the Independent Auditors who will audit the accounts, inventory, balance sheet, and other financial statements of Compañía de Telecomunicaciones de Chile S.A. for fiscal year 2003, and to determine their compensation;

5.	Approval to appoint the domestic credit rating agencies that will set the risk rating of publicly offered issues of Compañía de Telecomunicaciones de Chile S.A. securities in the local market, and of issues that may eventually be offered, and to determine their compensation, until the next General Shareholder’s Meeting;

6.	Approval of the compensation for the members of the Board of Directors and their alternates, until the next General Shareholder’s Meeting;

7.	Communicate the expenses of the Board of Directors and Directors’ Committee during the year 2002;

8.	Approval of the compensation for the Directors’ Committee members and of the Directors’ Committee budget, to be assigned until the next General Shareholders’ Meeting;

9.	Communicate the account of operations in accordance with Article N°44 of the Chilean Corporations Law;

10.	Approval of the Investment and Financing Strategy proposed by Management (according to Decree Law 3,500);

11.	Communicate the Dividend Policy for the fiscal year 2003;

12.	Communicate the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission);

13.	Approval of a Santiago newspaper in which to publish the notices for future General and Extraordinary Shareholders’ Meetings, if necessary; and

14.	Provide information on all issues relating to the management and administration of the business, and approval to reach the necessary agreements on all issues of concern to the General Shareholders’ Meeting, as defined by the Company’s By-laws and the existing legal framework.